                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                        Community Care of America, Inc.
                                (Name of Issuer)

                        Common Stock, $0.0025 par value
                         (Title of Class of Securities)

                                   45812C106
                                 (CUSIP Number)

                            Marshall A. Elkins, Esq.
                        Integrated Health Services, Inc.
                            10065 Red Run Boulevard
                         Owings Mills, Maryland  21117

                           ----------------------


      (Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:

                            Ronald O. Mueller, Esq.
                          Gibson, Dunn & Crutcher LLP
                         1050 Connecticut Avenue, N.W.
                          Washington, D.C. 20036-5306
                                 (202) 955-8500


                                January 13, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

                                  SCHEDULE 13D


CUSIP No. 45812C106

1        NAMES OF REPORTING PERSON
         Integrated Health Services, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (I.R.S. # 23-2428312)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

       NUMBER OF        7    SOLE VOTING POWER
         SHARES              752,182
      BENEFICIALLY           (see Item 5(a))
        OWNED BY        8    SHARED VOTING POWER
          EACH               0
       REPORTING        9    SOLE DISPOSITIVE POWER
         PERSON              752,182
          WITH               (see Item 5(a))

                        10   SHARED DISPOSITIVE POWER
                             0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON 752,182 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.0%

14       TYPE OF REPORTING PERSON*
         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1 - SECURITY AND ISSUER

         This statement relates to the Common Stock, $0.0025 par value per share ("Common Stock"), of Community Care of America, Inc., a Delaware corporation ("CCA"), having its principal executive offices at 3050 N. Horseshoe Drive, Naples, Florida 33942.

Item 2 - IDENTITY AND BACKGROUND

         This statement is filed by Integrated Health Services, Inc., a Delaware corporation ("IHS" or the "Company") with principal executive offices located at 10065 Red Run Boulevard, Owings Mills, Maryland 21117. IHS is a highly diversified health services provider.

         For information with respect to the identity and background of each director and executive officer of IHS, see Schedule I attached hereto.

         During the last five years, neither IHS nor, to its best knowledge, any person identified on Schedule I has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which IHS or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of IHS, all persons identified on Schedule I are United States citizens.

Item 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 13, 1997, IHS acquired two Warrants - the Series A Warrant and Series B Warrant - from CCA (the "Warrants"), a copy of which are attached hereto as part of Exhibit 2.1. The Warrants were issued to IHS in consideration for IHS providing a $5,000,000 Line of Credit to CCA (the "Line of Credit") pursuant to an Amended and Restated Revolving Credit Agreement, dated December 27, 1996 (the "Revolving Credit Agreement) between CCA and IHS, a copy of which is attached hereto as Exhibit 1.1.

         IHS may, at its election, pursuant to the terms of the Warrants, exercise the Warrants in exchange for up to 9.9% of the outstanding Common Stock of CCA. Accordingly, if IHS were to exercise the Warrants immediately, it would be entitled to 752,182 shares of Common Stock. The Series A Warrant (the "A Warrant") will expire on January 13, 1999 and the Series B Warrant (the "B Warrant") will expire on January 13, 2002. The exercise price of the A Warrant is the "current fair market value" as of the date it was issued. The exercise price of the B Warrant is double the "current fair market value" as of the date it was issued. For this purpose, the "current fair market value" is defined as the average of the high and low trading price of the CCA's Common Stock on January 14, 1997 and January 15, 1997, as reported in the Wall Street Journal. The number of shares issuable upon the exercise of the Warrants and the exercise price are subject to adjustment under certain circumstances.

         The foregoing response to this Item 3 is qualified in its entirety by reference to the Warrants, the Revolving Credit Agreement, and the Warrant Acquisition Agreement, a copy of which is attached hereto as part of Exhibit 2.1, each of which is hereby incorporated herein.

Item 4 - PURPOSE OF TRANSACTION

         CCA engaged IHS under a management agreement (the "Management Agreement"), attached hereto as Exhibit 3.1, to assist in the provision of certain financial, accounting, MIS, reimbursement and ancillary services for a term of five years commencing on January 1, 1997. Additionally, CCA entered into the Revolving Credit Agreement with IHS Financial Holdings, Inc., a subsidiary of IHS, pursuant to which, as of January 13, 1997, CCA may borrow up to $5,000,000 for additional working capital. CCA issued IHS Warrants to purchase an aggregate of 9.9% of its outstanding Common Stock in consideration for the $5,000,000 Line of Credit. CCA has also granted IHS registration rights relating to the Warrants, as evidenced by that certain Registration Rights Agreement, attached hereto as Exhibit 6.

         IHS has acquired its rights under the Warrants (including, to the extent applicable, its rights thereunder to acquire Common Stock of CCA) as a possible future investment and not with the purpose of changing control of CCA. IHS intends to review on a continuing basis CCA's business, financial condition and operating results and general market and industry conditions and, based upon such review, will determine whether or not to exercise the Warrants or enter into other transactions relating to the Securities of CCA.

         IHS may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to CCA or any of its equity securities in any manner permitted by law. Other than as set forth herein, IHS has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. Additionally, to the best of IHS's knowledge, none of the persons named on Schedule I has any current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5 - INTEREST IN SECURITIES OF THE ISSUER

         With respect to IHS:

         (a) The responses to Item 3 and Item 6 are incorporated by reference herein. Under the assumptions set forth in those Items, IHS has the right to acquire approximately 752,182 shares of Common Stock (representing 9.9% of the shares of Common Stock actually outstanding, based on 7,597,801 shares of Common Stock reported by CCA as outstanding as of October 31, 1996), which number is subject to adjustment under various circumstances. Thus, if IHS were to fully exercise the A Warrant and B Warrant it would hold 9.0% of CCA's Common Stock.

         (b) IHS does not have voting power but does have investment power with respect to the securities that are the subject of this Schedule 13D. IHS would have voting power if it were to exercise the Warrants.

         (c) No transactions in CCA's Common Stock were effected by IHS during the past sixty days.

         (d) No other person is known to IHS to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities that are the subject of this Schedule 13D.

         (e)     Not applicable.

         The information required by Item 5 with respect to the individuals listed on Schedule I is set forth on Schedule II, which is attached hereto.

Item 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No agreements, other than those agreements discussed in Items 3 and 4, exist between CCA and IHS. As indicated in Item 4, CCA has granted IHS certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants. The Registration Rights Agreement provides that on and after the first anniversary of issuance of the Warrants, holders of the shares issued on exercise of the Warrants have unlimited shelf and piggyback registration rights and two demand underwritten registrations. CCA is responsible for all registration expenses, including reasonable attorney fees and expenses. The registration rights survive until the shares of Common Stock held by IHS represent less than 1% of the outstanding Common Stock of CCA

         Certain directors and officers of IHS do maintain relationships with CCA. Dr. Robert N. Elkins, Chairman and Chief Executive Officer of IHS, is a director and a stockholderof CCA. John Silverman, a director of IHS and an officer of an IHS subsidiary, is a director and a stockholder. Timothy Nicholson, Lawrence P. Cirka, Marshall A. Elkins, Marc B. Levin, Bradley Bennett, and Taylor Pickett, directors and/or executive officers of IHS, are also stockholders of IHS.

         The following information is taken from CCA's Proxy Statement, dated May 10, 1996. Stockholders of CCA who, at April 15, 1996, owned an aggregate of 876,753 shares of Common Stock (including 287,602 shares owned by a partnership in which a limited partnership controlled by Dr. Elkins is a general partner and is afforded sole voting power) are parties to a Voting Agreement (the "Voting Agreement") with Dr. Elkins, in which such stockholders have agreed that, during the ten-year term of the Voting Agreement (which was effective January 26, 1996), at all meetings of stockholders, they will vote all Common Stock owned by them in the same manner as Common Stock owned by Dr. Elkins is voted by him. Each such stockholder has also irrevocably appointed Dr. Elkins as proxy to represent and vote all shares of Common Stock of such stockholder at any meeting of stockholders of CCA and in all actions taken by written consent of stockholders. Common Stock owned by such stockholders will cease to be subject to the Voting Rights Agreement following any sale thereof in an underwritten public offering pursuant to the Securities Act of 1933, as amended, or in a sale under Rule 144 promulgated under such Act. In addition, certain stockholders of CCA have entered into a Stockholders' Agreement with Dr. Elkins and CCA (the "Stockholders' Agreement"), pursuant to which ELI-I and ELI-II are collectively entitled to designate two nominees to CCA's Board of Directors. Dr. Elkins has agreed, pursuant to the Stockholders' Agreement, to vote all shares over which he has voting control for the election of such nominees.

Item 7 -  MATERIAL TO BE FILED AS EXHIBITS.

         (1)     A - Warrant, dated January 13, 1997

         (2)     B - Warrant, dated January 13, 1997

         (3)     Revolving Credit Agreement, dated January 13, 1997

         (4)     Warrant Acquisition Agreement, dated January 13, 1997

         (5)     Management Agreement, dated December 27, 1996

         (6)     Registration Rights Agreement, dated January 13, 1997

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        INTEGRATED HEALTH SERVICES, INC.

         By: /s/

         Name:

         Title:

         Dated:  January __, 1997

                                   SCHEDULE I

                        INTEGRATED HEALTH SERVICES, INC.
                                   DIRECTORS



                                   PRESENT                                  PRESENT
 NAME                              BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
 ----                              ----------------                         --------------------
 Robert N. Elkins, M.D.            Integrated Health Services,              Chairman of the Board and Chief Executive Officer
                                     Inc.                                   of the Company since March 1986
                                   8889 Pelican Bay Blvd.
                                   Naples, FL  34108

 Lawrence P. Cirka                 Integrated Health Services,              President and Chief Operating Officer of the
                                     Inc.                                   Company since July 1994
                                   8889 Pelican Bay Blvd.
                                   Naples, FL  34108

 E. McCall Crawford                Magellan Health Services,                Chairman of the Board of Directors, President and
                                     Inc.                                   Chief Executive Office of Magellan Health
                                   3414 Peachtree Road, N.E.                Services Inc. (formerly Charter Medical
                                   Atlanta, GA  30326                       Corporation) since 1993

 Kenneth M. Mazik                  Jovius Foundation                        Private investor involved in numerous
                                   699 E. Fifth Avenue                      enterprises; Chairman of the Jovius Foundation;
                                   Mt. Dora, FL  32757                      President of Au Clair Programs and Orlando
                                                                            Financial Corporation, specializing in
                                                                            investments in long term care of the disabled

 Robert A. Mitchell                162 E. 64th St.                          Attorney, Law Offices of Robert A. Mitchell, 1986
                                   New York, NY  10021                      to present, with an emphasis on corporte and
                                                                            entertainment law, as well as finance and public
                                                                            relations matters concerning healthcare
                                                                            acquisitions; a founder, director and treasurer
                                                                            of the Bone Marrow Foundation

 Charles W. Newhall III            New Enterprise Associates                General Partner, for over five years, of New
                                   1119 St. Paul Street                     Enterprise Associates, a group of venture capital
                                   Baltimore, MD  21202                     partnerships with $770 million under management

 Timothy F. Nicholson              Specialty Care PLC                       Chairman and Managing Director of Speciality Care
                                   Hamilton House                           PLC since May 1993
                                   1 Temple Avenue
                                   London, EC4Y OHA, England

 John L. Silverman                 Asia Care Inc.                           Chief Executive Officer and President of Asia
                                   Suite 28(B), 28th Floor                  Care, Inc., a subsidiary of the Company, since
                                   Wisma Denmark                            June 1995
                                   86 Jalan Ampang
                                   50450 Kuala Lumpur, Malaysia

                                   PRESENT                                  PRESENT
 NAME                              BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
 ----                              ----------------                         --------------------
 George H. Strong                  946 Navesink River Road                  From 1978 until 1993, a director and senior
                                   Locust, NJ  07760                        officer of Universal Health Services, Inc., a
                                                                            publicly owned hospital management corporation;
                                                                            currently a director of several corporations

                                  Citizenship

                      All directors are citizens of U.S.A.

January 23, 1997

                        INTEGRATED HEALTH SERVICES, INC.
                               EXECUTIVE OFFICERS


                                            PRESENT                                    PRESENT
 NAME                                   BUSINESS ADDRESS                         PRINCIPAL OCCUPATION
 ----                                   ----------------                         --------------------
 Robert N. Elkins, M.D.            Integrated Health Services,                Chairman of the Board and Chief
                                     Inc.                                     Executive Officer
                                   8889 Pelican Bay Blvd.
                                   Naples, FL  34108

 Lawrence P. Cirka                 Integrated Health Services,                President, Chief Operating Officer
                                     Inc.                                     and Director
                                   8889 Pelican Bay Blvd.
                                   Naples, FL  34108

 Brian K. Davidson                 10065 Red Run Blvd.                        Executive Vice
                                   Owings Mills, MD  21117                    President--Development

 Marshall A. Elkins                10065 Red Run Blvd.                        Executive Vice President and
                                   Owings Mills, MD  21117                    General Counsel

 W. Bradley Bennett                10065 Red Run Blvd.                        Executive Vice President and Chief
                                   Owings Mills, MD  21117                    Accounting Officer

 Virginia Dollard                  10065 Red Run Blvd.                        Senior Vice President
                                   Owings Mills, MD  21117

 Eleanor Harding                   10065 Red Run Blvd.                        Executive Vice President
                                   Owings Mills, MD  21117

 John Heller                       10065 Red Run Blvd.                        Senior Vice President
                                   Owings Mills, MD  21117

 Marc B. Levin                     10065 Red Run Blvd.                        Executive Vice President--Investor
                                   Owings Mills, MD  21117                    Relations

 Anthony Masso                     10065 Red Run Blvd.                        Executive Vice President
                                   Owings Mills, MD  21117

 Taylor Pickett                    10065 Red Run Blvd.                        Executive Vice President
                                   Owings Mills, MD  21117

 Scott W. Robertson                10065 Red Run Blvd.                        Executive Vice President--Symphony
                                   Owings Mills, MD  21117                    Health Services

 C. Christian Winkle               10065 Red Run Blvd.                        Executive Vice President--Field
                                   Owings Mills, MD  21117                    Operations

                                  Citizenship

                 All executive officers are citizens of U.S.A.


January 23, 1997

                                  SCHEDULE II

                        INTEGRATED HEALTH SERVICES, INC.



                                                                                                            NUMBER OF SHARES
                                       NUMBER OF SHARES OF            PERCENTAGE OF SHARES                AS TO WHICH THERE IS
 DIRECTORS                            CCA COMMON STOCK HELD           OF COMMON STOCK HELD                 SOLE POWER TO VOTE
 ---------                            ---------------------           --------------------                 ------------------
 Robert N. Elkins, M.D.                     1,672,405                          22%                                  *

 Lawrence P. Cirka                           11,139                        less than 1%                             0

 E. McCall Crawford
                                              -----                           -----                               -----
 Kenneth M. Mazik
                                              -----                           -----                               -----
 Robert A. Mitchell
                                              -----                           -----                               -----
 Charles W. Newhall III
                                              -----                           -----                               -----
 Timothy F. Nicholson                        163,602                           2%                                   0

 John L. Silverman                            15,061                       less than 1%                             0

 George H. Strong
                                              -----                           -----                               -----

* Mr. Elkins has sole voting power for 1,660,405 shares. He has shared voting power for 12,000 shares. He has sole dispositive power of 1,140,815 shares and shared dispositive power for 12,000.

January 23, 1997

                                                                                                            NUMBER OF SHARES
                                      NUMBER OF SHARES OF             PERCENTAGE OF SHARES                 AS TO WHICH THERE IS
 EXECUTIVE OFFICERS                  CCA COMMON STOCK HELD            OF COMMON STOCK HELD                 SOLE POWER  TO VOTE
 ------------------                  ---------------------            --------------------                 -------------------
 Robert N. Elkins, M.D.                    1,772,166                           22%                          [See Schedule I]

 Lawrence P. Cirka                          11,139                         less than 1%                             0

 Brian K. Davidson
                                             -----
 Marshall A. Elkins                          8,083                         less than 1%                             0

 W. Bradley Bennett                          1,617                         less than 1%                             0

 Virginia Dollard
                                             -----
 Eleanor C. Harding
                                             -----
 John Heller
                                             -----
 Marc B. Levin                               3,233                         less than 1%                             0

 Anthony Masso
                                             -----
 Taylor Pickett                              1,617                         less than 1%                             0

 Scott W. Robertson                          6,064                         less than 1%                             0

 C. Christian Winkle
                                             -----


To the best of IHS's knowledge, none of the foregoing individuals have (i) effected any transactions in CCA's Common Stock during the past sixty days;
(ii) any knowledge of any other person who has the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities that are the subject of this 13-D; or (iii) ceased to be the beneficial owner of more than five percent of CCA's Common Stock.

January 23, 1997

   Exhibit Number         Description
   --------------         -----------


          1.1 Amended and Restated Revolving Credit Agreement dated as of December 27, 1996 between Community Care of America, Inc.
                    and Integrated Health Services, Inc.

          2.1       Warrant Acquisition Agreement dated as of January 13,
                    1997 between Community Care of America, Inc. and Integrated
                    Health Services, Inc., including Form of Series A Warrants,
                    Form of Series B Warrant and Registration Rights Agreement.

          3.1       Management Agreement dated as of December 27, 1996 between
                    Community Care of America, Inc. and Integrated Health
                    Services, Inc.